July 28, 2008


Mail-Stop 4561


Mr. Charles E. Bradley, Jr.
President and Chief Executive Officer
Consumer Portfolio Services, Inc.
16355 Laguna Canyon Road
Irvine, California 92618


Re:	Consumer Portfolio Services, Inc.
	Form 10-K filed March 17, 2008
	Form 10-Q filed April 25, 2008
	File No. 001-14116


Dear Mr. Bradley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K
Originations, page 3
1. Revise, in future filings, the table on page 4 to disclose the credit and underwriting criteria for each of the 7 credit programs.



Management`s Discussion and Analysis
Liquidity and Capital Resources, page 36
2. Revise your disclosure, in future filings, to clarify whether you have separate lenders for your two main warehouse facilities.
Also,
identify the warehouse lenders.

Form 10-Q for Quarter Ended March 31, 2008
Purchases of Company Stock, 7
3. Supplementally advise the staff as to the method of purchases for the stock acquisitions and whether any officers, directors or other affiliates sold shares during the period. If so, provide details as to whom, the dates sold, the prices received and whether sold pursuant to any plan.

Recent Developments
Uncertainty of Capital Markets, page 8
4. Supplementally advise us as to the details of the April, 2008 securitization. In this regard, advise us as to how the arrangements described in the second paragraph differ from previous securitizations insofar as the rate paid and type of debt and the credit enhancement differences, both at the inception and over the life of the securitization.
5. Supplementally advise us as to the details of the curtailment of purchases referred to in the third paragraph.

Credit Experience
6. Supplementally advise the staff as to why there appears to be a great swing in the percentage of delinquencies, from $36 million at
3/31/07, to $101 million at 12/31/07 and then down to $61 million at
3/31/08. Also, advise us as to the amounts of credit extensions at 3/31/08 compared to the prior period similar to that disclosed on page 8 of the Form 10-K.

      *			*			*			*
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Any questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3419.



							Sincerely,


							Christian Windsor
							Special Counsel
							Financial Services Group







Mr. Charles E. Bradley, Jr.
Consumer Portfolio Services, Inc.
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